BARCLAYS

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-169119
December 12, 2012

S&P 500® Dynamic VEQTOR™ Indices Performance Update

HYPOTHETICAL HISTORICAL AND HISTORICAL INDEX PERFORMANCE UPDATE – NOVEMBER 2012

The S&P 500® Dynamic VEQTOR™ Indices

- S&P 500® Dynamic VEQTOR™ Total Return Index ("VEQTOR"). BBG Ticker: SPVQDTR Index
- S&P 500® Dynamic VEQTOR™ Mid-Term Total Return Index ("VEQTOR Mid-Term"). BBG Ticker: SPVQMTR Index

The S&P 500® Dynamic VEQTOR™ Indices seek to provide broad equity market exposure with an implied volatility hedge by dynamically allocating the indices notional investments among three components: equity, volatility and cash.

- The equity component of the VEQTOR index is represented by the S&P 500® Total Return and the volatility component of the Index is represented by the S&P 500 VIX Short-Term Futures™ Index TR.
- The equity component of the VEQTOR Mid-Term index is also represented by the S&P 500® Total Return, however, the volatility component of the Index is represented by the S&P 500 VIX Mid-Term Futures™ Index TR.

November Performance Summary

VEQTOR

For the period from October 31, 2012 to November 30, 2012, the performance of the VEQTOR Index was down 1.07% with 8.05% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was up 0.58% with 15.34% annualized volatility. The U.S. equity and short-term VIX futures allocations were 85%/15%, and 90%/10% during the month of November. The strategy was fully invested in cash on November 13th, November 14th, and November 15th.

VEQTOR Mid-Term

For the period from October 31, 2012 to November 30, 2012, the performance of the VEQTOR MT Index was up 0.02% with 10.01% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return, was up 0.58% with 15.34% annualized volatility. The U.S. equity and mid-term VIX futures allocations were 85%/15%, and 90%/10% during the month of November. The strategy was fully invested in cash on November 9th and November 14th.

Historical Performance

The following table provides 2012 year-to-date performance for the VEQTOR Index, VEQTOR Mid-Term Index and the S&P 500® Total Return (the reference benchmark index). The 2012 Performance statistics range from January 3, 2012 through November 30, 2012.

2012 Performance	VEQTOR	VEQTOR Mid Term	S&P Total Return
Q1	6.63%	9.86%	12.59%
Q2	-2.40%	-3.59%	-2.75%
Q3	0.37%	1.41%	6.35%
Q4 (through Nov 30, 2012)	-1.58%	-2.84%	-1.28%
YTD	2.80%	4.36%	14.96%

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

The following table provides annualized risk and return statistics for the VEQTOR Index, VEQTOR Mid-Term Index and the S&P 500® Total Return (the reference benchmark index). The annualized risk and return statistics reflect only live dates for each strategy and range from November 30, 2009 through November 30, 2012 for the VEQTOR Index, February 28, 2011 through November 30, 2012 for the VEQTOR Mid-Term Index, and December 30, 2005 through November 30, 2012 for the S&P 500® Total Return.

Annualized Risk & Return	VEQTOR	VEQTOR Mid Term	S&P Total Return
Return (p.a.)	6.97%	2.55%	4.03%
Annualized Volatility*	9.97%	10.40%	16.70%

* Annualized Volatility is calculated as the standard deviation of the monthly percentage changes of the underlying strategies. Standard deviation measures the amount of dispersion between each monthly index level. A one standard deviation move to either side of the mean should encompass ~67% of the data points while a two standard deviation move to either side should encompass ~95% of the data points.

INDEX RETURNS ARE FOR ILLUSTRATIVE PURPOSES ONLY. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Hypothetical Historical and Historical Comparative Performance Graph*



300
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0
VEQTOR™ Index
VEQTOR™ Mid-Term Index
S&P 500® TR Index
VEQTOR™ Index live since November 18, 2009
VEQTOR™ Mid-Term Index live since February 17, 2011
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12

Source: Bloomberg, 12/31/2005 – 11/30/2012.

* The S&P 500® Dynamic VEQTOR™ and Dynamic VEQTOR™ Mid-Term Indices were launched on November 18, 2009 and February 17, 2011, respectively. The information prior to the launch dates of the respective indices, included above, is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

INDEX RETURNS ARE FOR ILLUSTRATIVE PURPOSES ONLY. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All hypothetical historical and historical information included in the presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Monthly Index Returns Table S&P 500® Dynamic VEQTORTM Total Return Index Source: Bloomberg: 1/3/06 – 11/30/2012 The S&P 500® Dynamic VEQTORTM Index TR was launched on November 18, 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. Index returns are for illustrative purposes only. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index Source: Bloomberg: 1/3/06 – 11/30/2012 The S&P 500® Dynamic VEQTORTM Mid-Term Index TR was launched on February 17, 2011. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. Index returns are for illustrative purposes only. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS S&P 500® Total Return Index returns are for illustrative purposes only. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Certain Risk Considerations Some of the risks related to Structured Investments are described below. Before investing in any Structured Investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. Credit of issuer The types of Structured Investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments. In the event Barclays Bank PLC was to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments. No rights to the reference asset As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have. Limited liquidity You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss. Certain built-in costs are likely to adversely affect the value of the Structured Investments prior to maturity The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you. Your own evaluation of the merits In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing. Historical results not indicative of future performance The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the Structured Investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future. Market risk The return, if any, on Structured Investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the Structured Investment. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC , as the issuer, if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Structured Investments. Changes in the levels, values or prices of the reference assets will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the levels, values or prices of the reference assets decline. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC, as the issuer), you should be willing and able to bear the loss of some or all of your investment. Potential conflicts of interests Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the Structured Investment. In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments. Dynamic Allocation Risk: The value of the relevant S&P 500® Dynamic VEQTOR™ Indices (the “Indices”) will depend upon the success of the respective Indices in dynamically allocating between the equity and volatility components. The allocation of the respective Indices to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. The Stop Loss Feature of the Indices Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to mitigate against losses in the Indices by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Indices may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Indices does not ensure that losses are limited to 2%. The Performance of the S&P 500® Dynamic VEQTOR™ Indices is Unpredictable: An investment in a Structured Investment linked to the performance of the Indices is subject to risks associated with fluctuations in the performance of the relevant Index. Because the performance of the Indices is linked to the S&P 500® Total Return and the S&P 500 VIX Short-Term FuturesTM Index TR or the S&P 500 VIX Mid-Term FuturesTM Index TR (which seeks to model the return from a daily rolling long position in CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the Indices will depend on many factors including, the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Indices. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Disclaimer Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative or Barclays Wealth Investment Representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. “S&P®” is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and “Dow Jones®” is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The foregoing trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500® Total Return”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500 VIX Mid-Term FuturesTM”, and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC; “CBOE®” and “VIX®” are registered trademarks of Chicago Board Options Exchange, Incorporated (“CBOE”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. Barclays Bank PLC’s Structured Investments based on the indices are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, SPFS, their respective affiliates (collectively “S&P Dow Jones Indices”) or CBOE, and S&P Dow Jones Indices and CBOE make no representation, warranty or condition regarding the advisability of investing in such Structured Investments. ©2012 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.